March 1, 2006                                               Daniel B. Adams
                                                            (617) 951-7788
                                                            dadams@ropesgray.com



VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Vincent DiStefano

      Re: Post-Effective Amendment No. 90 to Registration Statement on Form N-1A of WM Trust I (File Nos. 002-10766 and 811-00123),
            Post-Effective Amendment No. 45 to Registration Statement on Form N-1A of WM Trust II (File Nos. 033-27489 and 811-05775), and Post-Effective Amendment No. 21 to Registration Statement on Form N-1A of WM Strategic Asset Management Portfolios, LLC (File Nos. 333-01999 and 811-07577), filed with the U.S. Securities and Exchange Commission (the "Commission") on December 30, 2005


Dear Mr. DiStefano:

      This letter responds to comments you provided telephonically to me on February 10, 2006 regarding the above-captioned post-effective amendments. For convenience of reference, I have summarized the Commission staff's comments before each response by WM Trust I, WM Trust II and WM Strategic Asset Management Portfolios, LLC (the "Trusts").

1. Comment: Please consider summarizing the bulleted risks for each fund on the fund's summary page under "Strategies and Risks" in the "Risk/Return Summary" section.

      Response: We note that each of these risks is described in detail under the caption "Summary of Principal Risks" in the "Risk/Return Summary" section. We also note that General Instruction C.3(c)(i) provides that "[w]hen disclosure is provided for more than one Fund or Class, the disclosure should be presented in a format designed to communicate the information effectively. Funds may order or group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds or Classes." Similarly, the Note to Rule 421(b) under the Securities Act of 1933 provides that registrants should avoid "disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information." The Trusts believe that adding the requested descriptions to each fund's summary page would be duplicative, and would increase the size of the prospectus without enhancing its substantive content. Accordingly, the Trusts do not feel it would be appropriate to make suggested change.

2. Comment: Please consider including Rule 35d-1 80% test language for each fund on its fund summary page.

      Response: [We note that each fund's summary page states that it will invest "primarily" in the types of investments suggested by its name, and that the disclosure included under the caption "Fund Investment Strategies and Risks," in response to Item 4 on Form N-1A states the tests more precisely. We note that Item 2 of Form N-1A requires that a fund's risk/return summary "summarize how the Fund intends to achieve its investment objectives by identifying the Fund's principal investment strategies." We believe that the statement that each fund will invest "primarily" in the types of investments suggested by its name appropriately summarizes the corresponding policy. Accordingly, the Trusts do not feel it would be appropriate to make suggested change.

3. Comment: Please provide for each fund that is changing its broad-based securities market index the information required by instruction 2(c) to Item 3 of Form N-1A with respect to both the old and new indices.

      Response: The requested change has been made.

4. Comment: Please consider, for each fund that uses the term "growth" or "value" in its name, adding as additional principal risks of "growth risk" or "value risk," as applicable.

      Response: The particular risks associated with investments in growth or value stocks are described under the heading "Market Risk" under the caption "Summary of Principal Risks" in the "Risk/Return Summary" section.

5. Comment: If the International Growth Fund invests significantly) in emerging markets please consider adding a principal risk entitled "emerging market risk."

      Response: The heightened risks associated with investments in emerging markets are described under the heading "Foreign Investment Risk" under the caption "Summary of Principal Risks" in the "Risk/Return Summary" section.

6. Comment: If any fund invests a significantly in below-investment-grade securities (sometimes called "junk bonds") please consider adding a principal risk entitled "junk bond risk."

      Response: The heightened risks associated with investments in junk bonds are described under the heading "Credit Risk" under the caption "Summary of Principal Risks" in the "Risk/Return Summary" section.

7. Comment: Please confirm supplementally that when a fund borrows money (leverages its portfolio) advisory and distribution fees charged to shareholders will not increase as a result.

      Response: An officer of the Trusts has confirmed that when a fund borrows money (leverages its portfolio), advisory and distribution fees charged to shareholders will not increase as a result, since such fees are paid as a percentage of net assets.

8. Comment: Please consider moving all footnotes related to the Fees and Expense tables after the Example.

      Response: We believe that an investor reading the shareholder fees portion of the Fees and Expense Table is better able to find the relevant footnotes when they appear immediately following the related text than when they appear at the end of all the tables. We note that Rule 421(a) under the Securities Act of 1933 states that "[w]here an item requires information to be given in a prospectus in tabular form it shall be given in substantially the tabular form specified in the item." The Trust believes the current format is substantially similar to the sample tables in Item 3 of Form N-1A. In addition, we note that General Instruction C.3(c)(i) provides that "[w]hen disclosure is provided for more than one Fund or Class, the disclosure should be presented in a format designed to communicate the information effectively. Funds may order or group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds or Classes."

9. Comment: Within the "U.S. Government Securities Fund" paragraph of the "Fund Investment Strategies and Risks" section, note that GSEs (securities issued by U.S. Government-sponsored entities) are not backed by the full faith and credit of the U.S. Government.

      Response: The requested change has been made.

                                      * * *

      As requested, officers of the Fund have instructed us to acknowledge the following: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

      I believe that this letter addresses the Commission Staff's comments. Should you have any further questions, please do not hesitate to call me at
(617) 951-7788 or Brian D. McCabe at (617) 951-7801. Thank you for your assistance.

                                                  Very truly yours,

                                                  /s/ Daniel B. Adams

                                                  Daniel B. Adams

DBA

cc:     John T. West
        Brian D. McCabe., Esq.
        Gina M. Christopher, Esq.